SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    SECURITY INTELLIGENCE TECHNOLOGIES, INC.
                                  COMMON STOCK

                                    814311106
                                  CUSIP NUMBER

                              Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                               Manalapan, NJ 07726
                                 (732) 409-1212

                               September 30, 2005
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Michael D. Farkas

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 1,700,596*

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,700,596*

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,700,596*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 5.6%

(14) Type of Reporting Person: IN

* The shares beneficially owned by Michael D. Farkas represents 200,000 shares of common stock owned by his IRA, 471,600 shares of common stock owned by his wife, 37,500 shares of common stock owned by him as custodian for their minor children, and the holdings of companies which are beneficially owned by him consisting of 257,496 shares of common stock owned by Atlas Equity Group, Inc.,

220,000 shares owned by The Atlas Group of Companies, LLC, 20,000 shares of common stock owned by Global Investment Holdings, LLC and warrants to purchase 494,000 shares of common stock held by Atlas Capital Services, LLC. Mr. Farkas disclaims beneficial ownership of the shares held by his family members, and the entities controlled by him.

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:    Michael D. Farkas

(b) Address: 1691 Michigan Avenue, Suite 425
             Miami, FL 33139

(c) Michael D. Farkas is the principal shareholder of Atlas Equity Group, Inc. and the principal majority shareholder of The Atlas Group of Companies, LLC.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Michael D. Farkas acquired such shares in various methods including payment for services, spin off from a previous company and shares purchased on the open market.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Farkas' pecuniary and beneficial securities interest in the Issuer represented 5.6% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Signatures:
Dated: December 20, 2005
                                                /s/  MICHAEL D. FARKAS
                                                -----------------------
                                                MICHAEL D. FARKAS